Exhibit 99.1

BIT ORIGIN LTD

375 Park Ave, Fl 1502

New York, NY 10152

PROXY STATEMENT AND NOTICE OF
ANNUAL GENERAL MEETING

To the shareholders of	April 13, 2023
Bit Origin Ltd

To our shareholders:

It is my pleasure to invite you to our 2023 Annual General Meeting on May 18, 2023, at 10:00 A.M., Eastern Time. The meeting will be held at our executive office at 375 Park Ave, Fl 1502, New York, NY 10152.

The matters to be acted upon at the meeting are described in the Notice of Annual General Meeting and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Lucas Wang
Lucas Wang
Chief Executive Officer and Chairman of the Board

NOTICE OF ANNUAL GENERAL MEETING
BIT ORIGIN LTD

TIME:	10:00 A.M., Eastern Time, on May 18, 2023

PLACE:	375 Park Ave, Fl 1502, New York, NY 10152

ITEMS OF BUSINESS:

Proposal 1	By an ordinary resolution, to approve the re-appointment of four directors, Mr. Lucas Wang, Mr. K. Bryce Toussaint, Mr. Scott Silverman, and Mr. Xiaping Cao, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified;

Proposal 2	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023;

Proposal 3	By an ordinary resolution, to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-30, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Annual Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share;

Proposal 4	By a special resolution, to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented;

Proposal 5

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 38 with the following:

“Subject to the provisions of the Act and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.”

Proposal 6

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 48 with the following:

“At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.”

Proposal 7

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 63 with the following:

“The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.”

Proposal 8

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 75 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.”

Proposal 9

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 76 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.”

Proposal 10

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 90 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.”

Proposal 11

By a special resolution, to amend and restate the Company’s Articles of Association to replace the definitions of “Ordinary Resolution” and “Special Resolution” in the Company’s Articles of Association with the following:

“Ordinary Resolution. A resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting.

Special Resolution. A resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act.”

Proposal 12	By a special resolution, to amend and restate the Company’s Articles of Association to replace all references to “the Law” with references with to “the Act”.

Proposal 13	By an ordinary resolution, to adjourn the Annual Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Annual Meeting to approve the proposals described above.

WHO MAY VOTE:	You may vote if you were a shareholder of record as of the close of business on April 10, 2023.

ANNUAL REPORT:

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 (the “2022 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2022 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Lucas Wang as follows:

Email: ir@bitorigin.io

Mail: 375 Park Ave, Fl 1502

New York, NY 10152

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about April 14, 2023.

By order of the Board of Directors,

/s/ Lucas Wang
Lucas Wang
Chief Executive Officer and Chairman of the Board

ABOUT THE ANNUAL GENERAL MEETING

What am I voting on?

You will be voting on the following:

Proposal 1	By an ordinary resolution, to approve the re-appointment of four directors, Mr. Lucas Wang, Mr. K. Bryce Toussaint, Mr. Scott Silverman, and Mr. Xiaping Cao, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified;

Proposal 2	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023;

Proposal 3	By an ordinary resolution, to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-30, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Annual Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share;

Proposal 4	By a special resolution, to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented;

Proposal 5

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 38 with the following:

“Subject to the provisions of theAct and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.”

Proposal 6

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 48 with the following:

“At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.”

Proposal 7

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 63 with the following:

“The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.”

Proposal 8

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 75 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.”

Proposal 9

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 76 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.”

Proposal 10

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 90 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.”

Proposal 11

By a special resolution, to amend and restate the Company’s Articles of Association to replace the definitions of “Ordinary Resolution” and “Special Resolution” in the Company’s Articles of Association Special Resolutionwith the following:

“Ordinary Resolution. A resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting.

Special Resolution. A resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act.”

Proposal 12	By a special resolution, to amend and restate the Company’s Articles of Association to replace all references to “the Law” with references with to “the Act”.

Proposal 13	By an ordinary resolution, to adjourn the Annual Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Annual Meeting to approve the proposals described above.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on April 10, 2023, which we refer to as the “Record Date”.

Pursuant to the Company’s Articles of Association, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by a proxy who together hold not less than fifteen percent (15%) of the paid up ordinary shares the Company entitled to vote. On a show of hands, every shareholder present in person or by proxy and entitled to vote shall have one vote, irrespective of the number of ordinary shares held by such shareholder, and, on a poll, every shareholder entitled to vote shall have one vote for each ordinary share held by such shareholder. Accordingly, unless poll voting is duly demanded at the Annual Meeting, each Proposal put to the vote at the Annual Meeting shall be decided on a show of hands. As of April 10, 2023, we had 100,542,872 ordinary shares issued and outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card; or

(3)	During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal 1 to 13 in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Annual Meeting. You may also submit questions in advance via email to ir@bitorigin.io. Such questions will also be addressed at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, one-third (1/3rd) of our outstanding ordinary shares as of April 10, 2023 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-voteswill be counted for purposes of establishing a quorum at the Annual Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum. .

How many votes are needed to approve the Company’s proposals?

Proposal 1. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 2. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 3. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 4. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 5. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 6. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 7. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 8. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 9. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 10. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 11. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 12. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 13. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present or represented by proxy at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual Meeting.

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, re-appointment of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Proposal 1, 3, 4, 5, 6, 7, 8, 9, 10, 11 or 12 because they are considered non-routine matters. Proposal 2 and 13 are considered to be a routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2 or 13, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

RE-APPOINTMENT OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

General

Our Board of Directors (the “Board”) currently consists of four directors, Mr. Lucas Wang, Mr. Xiaping Cao, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. At the Annual Meeting, the shareholders will vote on approving the re-appointment of all of the existing directors. All directors will hold office until our next annual general meeting, at which time shareholders will vote on the election and qualification of their successors.

No proxy may be voted for more people than the number of nominees listed below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the Board may appoint an alternative nominee to fill the vacancy.

The following table provides information regarding our director nominees:

Name	Age	Position(s)
Lucas Wang	39	Chairman of the Board and Chief Executive Officer
Xiaping Cao	46	Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee
K. Bryce Toussaint	51	Independent Director and Chair of the Audit Committee
Scott Silverman	53	Independent Director

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Lucas Wang

Chairman of the Board and Chief Executive Officer

Age — 39

Mr. Wang is a pioneer in the field of Internet technology entrepreneurship. He has over 8 years of entrepreneurial and investment experience in the broader blockchain industry ranging from crypto mining ecosystem to De-Fi, NFTs and the latest Web 3.0 technology.

In 2019, Mr. Wang founded BitGeek Group, a company that engages in ETC, IPFs and other crypto currency mining, data center operation and Web 3.0 investment. In 2017, Mr. Wang founded HashCow group, a company that engages in POW crypto currency mining and data center operation such as Bitcoin and LTC. In 2019, Mr. Wang founded Yuanchuang Investment Management Co., Ltd., a company that engages in the research and implementation of blockchain technology and investment and management of multiple blockchain projects. Over the past eight years, he has led his team to achieve an industry-leading position in cryptocurrency mining sector. He has designed, invested, and managed more than 10 blockchain supercomputing centers with a capacity of more than 1000MW, and operates across many continents, including the United States, Canada in North America, Russia, China and Kazakhstan in Asia, and Ethiopia in Africa. Mr. Wang is also a senior player and investor in the field of IPFS. He began to deploy and invest in IPFS mining before online of the testing site in 2020, with more than 300p in hash power. Mr. Wang also served as Executive chairman of WBA World Mining Development Alliance. He received his Master’s degree in Business Administration from Hong Kong Finance and Economics College.

Mr. Wang is nominated to serve another term as a director because he is experienced in the internet technology and blockchain industry.

Xiaping Cao

Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee

Age — 46

Dr. Xiaping Cao has years of experience in domestic and overseas teaching, research and management, and has gained a high international reputation in finance and fintech industry. Dr. Cao is a professor of Finance at Hang Seng University of Hong Kong. Previously, Dr. Cao served as Dean of Asia Private Equity College at Singapore Management University, Visiting Professor of Innovation and Entrepreneurship Center at Nanyang Technological University, Director of Massachusetts Institute of Technology REAP Guangzhou Center, President of Southern Institute of Financial Technology, committee member of Major Administrative Decision-making Advisory Committee at People’s Government of Guangdong Province, and committee member of Guangzhou Equity Exchange.

Dr. Xiaping Cao currently also serves as the associate editor of international renowned economic journal Economic Modelling and Frontier in Artificial Intelligence. Dr. Cao has been invited to serve as the featured chief editor of Pacific Basin Finance Journal, a well-known international financial Journal. Dr. Cao has published many papers as the first author in top international financial and management journals, including Journal of Financial Economics, Journal of Corporate Finance, Journal of Banking and Finance, Journal of Quantitative and Financial Analysis, and Management Science. In addition, he is working as an adviser to the Securities Investor Association, initiated by Singapore Exchange (SGX).

Dr. Cao received his PhD Degree in Finance from Boston College, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in venture capital and private equity.

Dr. Cao is nominated to serve another term as a director because he is very experienced with the finance industry.

K. Bryce Toussaint

Independent Director and Chair of the Audit Committee

Age — 51

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas.

Mr. Toussaint is nominated to serve another term as a director because of his financial expertise and public company experience.

Scott Silverman

Independent Director

Age — 53

Mr. Silverman has over 25 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a director nominee of Muliang Viagoo Technology, Inc. Mr. Silverman is also a partner and CFO of VC Capital Holdings, a diversified PE firm with portfolio investments in hospitality, healthcare and construction and engineering. Additionally, Mr. Silverman serves as the CFO of Riverside Miami, a mixed-use entertainment, food and beverage project in Miami, FL. He also serves as the CFO of Healthsnap, Inc. a healthcare SaaS platform on the cutting edge of remote patient monitoring and chronic care management. Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm specializing in investing in startup, early- and mid-stage companies. Prior, while serving as the VP of Finance of Itopia, Mr. Silverman was involved in the raise of over $5 million in Series A capital, reduced expenses by more than 40% and participated in a 100% increase in year-over-year top line revenues. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 7 companies public. He has also assisted in raising over $35 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a Master’s degree in accounting from NOVA Southeastern University.

Mr. Silverman is nominated to serve another term as a director because of his financial expertise and public company experience.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our 2022 Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Lucas Wang serves as the Chief Executive Officer and the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH NOMINEE IN THIS PROPOSAL.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF WWC, P.C.
(ITEM 2 ON THE PROXY CARD)

General

We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s fiscal year 2023 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of WWC, P.C. be ratified by shareholders.

Audit services to be provided by WWC, P.C. for fiscal 2023 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Changed of independent registered public accounting firm during its two most recent fiscal years

On April 15, 2021, the Company dismissed its former independent registered public accounting firm, Prager Metis CPAs, LLC. Audit services provided by Prager Metis CPAs, LLC for fiscal year ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. On April 14, 2021, the Audit Committee of the Board of Directors approved the appointment of WWC, P.C. as its new independent registered public accounting firm to audit and review the Company’s financial statements for fiscal year ended June 30, 2022.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
REVERSE STOCK SPLIT

(ITEM 3 ON THE PROXY CARD)

General

Our Board is recommending that our shareholders approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-30, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Annual Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share. If the shareholders approve the Reverse Stock Split, and our Board decides to implement it, the Reverse Stock Split will become effective as and when determined by the Board.

If implemented, the Reverse Stock Split will be realized simultaneously for all ordinary shares and the ratio determined by our Board will be the same for all ordinary shares. The Reverse Stock Split will affect all holders of our ordinary shares uniformly and each shareholder will hold the same percentage of our outstanding ordinary shares immediately following the Reverse Stock Split as that shareholder held immediately prior to the Reverse Stock Split, except for adjustments that may result from the treatment of fractional shares as described below. Additionally, the number of authorized ordinary shares would be reduced and the par value of all of the ordinary shares would be increased, in each case in proportion to the final Reverse Stock Split ratio as determined by the Board of Directors.

Background

Our ordinary shares are currently listed on The Nasdaq Capital Market (“Nasdaq”), and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly-held shares, market value of listed shares, minimum bid price per share, and minimum shareholder’s equity, among others, and requirements relating to board and committee independence. If we fail to satisfy one or more of the requirements, we may be delisted from Nasdaq.

The minimum closing bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) is $1.00. On June 14, 2022, we received a notice that we were not in compliance with the $1.00 minimum closing bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), we were provided an initial period of 180 calendar days, or until December 12, 2022, to regain compliance with the bid price rule. On December 13, 2022, we were provided an additional period of 180 calendar days, or until June 12, 2023, to regain compliance with the bid price rule. If, at any time before June 12, 2023, the bid price for our ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days as required under the Compliance Period Rule, the Nasdaq staff will provide written notification to us that we comply with the bid price rule, unless the staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

If we do not regain compliance with the bid price rule by June 12, 2023, the Nasdaq staff will provide written notification to us that our ordinary shares may be delisted. We would then be entitled to appeal the staff’s determination to a Nasdaq Listing Qualifications Panel and request a hearing. There can be no assurance that, if we do appeal the delisting determination by the staff to the Nasdaq Listing Qualifications Panel, that such appeal would be successful.

The closing price of our ordinary shares on April 12, 2023 was $0.254.

Purpose of the Proposed Reverse Stock Split

Our Board’s primary objective in proposing the Reverse Stock Split is to raise the per share trading price of our ordinary shares. In particular, this will help us to maintain the listing of our ordinary shares on Nasdaq.

Delisting from Nasdaq may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our ordinary shares. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

If we are delisted from Nasdaq and we are not able to list our ordinary shares on another exchange, our ordinary shares could be quoted on the OTC Bulletin Board or in the “pink sheets.” As a result, we could face significant adverse consequences including, among others:

•	a limited availability of market quotations for our securities;

•	a determination that our ordinary shares is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and little or no analyst coverage for us;

•	we would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and

•	a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form F-3) or obtain additional financing in the future.

As of the Record Date, we were not in compliance with the Nasdaq bid price requirement. Our Board believes that the proposed Reverse Stock Split is a potentially effective means for us to regain or maintain compliance with the listing rules of Nasdaq and to avoid, or at least mitigate, the likely adverse consequences of our ordinary shares being delisted from the Nasdaq by producing the immediate effect of increasing the bid price of our ordinary shares.

Increase the Market Price of our Ordinary shares to a Level More Appealing for Investors

We also believe that the Reverse Stock Split could enhance the appeal of our ordinary shares to the financial community, including institutional investors, and the general investing public. We believe that a number of institutional investors and investment funds are reluctant to invest in lower-priced securities and that brokerage firms may be reluctant to recommend lower-priced securities to their clients, which may be due in part to a perception that lower-priced securities are less promising as investments, are less liquid in the event that an investor wishes to sell its shares, or are less likely to be followed by institutional securities research firms and therefore more likely to have less third-party analysis of the Company available to investors. We believe that the reduction in the number of issued and outstanding our ordinary shares caused by the Reverse Stock Split, together with the anticipated increased share price immediately following and resulting from the Reverse Stock Split, may encourage interest and trading in our ordinary shares and thus possibly promote greater liquidity for our shareholders, thereby resulting in a broader market for the ordinary shares than that which currently exists.

We cannot assure you that all or any of the anticipated beneficial effects on the trading market for our ordinary shares will occur. Our Board cannot predict with certainty what effect the Reverse Stock Split will have on the market price of our ordinary shares, particularly over the longer term. Some investors may view a Reverse Stock Split negatively, which could result in a decrease in our market capitalization. Additionally, any improvement in liquidity due to increased institutional or brokerage interest or lower trading commissions may be offset by the lower number of outstanding shares. We cannot provide you with any assurance that our shares will continue to qualify for listing on Nasdaq. As a result, the trading liquidity of our ordinary shares may not improve. In addition, investors might consider the increased proportion of unissued authorized shares to issued shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances.

Determination of Ratio

The ratio of the Reverse Stock Split, if approved and implemented, will be a ratio of not less than 1-for-10 and not more than 1-for-30, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, prior to the one-year anniversary of this Annual Meeting. Even if approved, the Board will have discretion to delay or not to implement the Reverse Stock Split.

In determining the Reverse Stock Split ratio, our Board will consider numerous factors, including:

•	the historical and projected performance of our ordinary shares;

•	general economic and other related conditions prevailing in our industry and in the marketplace;

•	the projected impact of the selected Reverse Stock Split ratio on trading liquidity in our ordinary shares;

•	our capitalization (including the number of our ordinary shares issued and outstanding);

•	the prevailing trading price for our ordinary shares and the volume level thereof; and

•	potential devaluation of our market capitalization as a result of a Reverse Stock Split.

The purpose of asking for authorization to implement the Reverse Stock Split at a ratio to be determined by the Board, as opposed to a ratio fixed in advance, is to give our Board the flexibility to take into account then-current market conditions and changes in price of our ordinary shares and to respond to other developments that may be deemed relevant when considering the appropriate ratio.

Principal Effects of the Reverse Stock Split

A reverse stock split refers to a reduction in the number of outstanding shares of a class of a company’s share capital, which may be accomplished, as in this case, by consolidating all of our outstanding ordinary shares into a proportionately smaller number of shares. For example, if our Board decides to implement a 1-for-20 reverse stock split of our ordinary shares, then a shareholder holding 10,000 of our ordinary shares before the reverse stock split would instead hold 500 our ordinary shares immediately after the reverse stock split. The Reverse Stock Split will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in our company or proportionate voting power, except for minor adjustments due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, we will issue one full share of the post-Reverse Stock Split ordinary shares to any shareholder who would have been entitled to receive a fractional share as a result of the process.

The principal effect of the Reverse Stock Split will be that (i) the number of ordinary shares issued and outstanding will be reduced from 100,542,872 shares as of April 10, 2023 to a number of shares between and including one-tenth to one-thirtieth of that amount, as the case may be based on the ratio for the Reverse Stock Split as determined by our Board, and (ii) all outstanding options and warrants entitling the holders thereof to purchase ordinary shares will enable such holders to purchase, upon exercise of their options or warrants, as applicable, between and including one-tenth to one- thirtieth of the number of ordinary shares which such holders would have been able to purchase upon exercise of their options or warrants, as applicable, immediately preceding the Reverse Stock Split at an exercise price equal to between and including ten to thirty times the exercise price specified before the Reverse Stock Split, resulting in essentially the same aggregate price being required to be paid therefor upon exercise thereof immediately preceding the Reverse Stock Split, as the case may be based on the ratio for the Reverse Stock Split as determined by our Board.

The following table, which is for illustrative purposes only, illustrates the effects of the Reverse Stock Split at certain ratios within the foregoing range, without giving effect to any adjustments for fractional ordinary shares, on our outstanding ordinary shares and authorized but unissued shares as of April 10, 2023.

	Before reverse	After Reverse Split
	stock split	1-for-10	1-for-20	1-for-30
Ordinary Shares Authorized	300,000,000	30,000,000	15,000,000	10,000,000
Par Value per Ordinary Share	$0.01	$0.1	$0.2	$0.3
Ordinary Shares Issued and Outstanding	100,542,872	10,054,288	5,027,144	3,351,430
Ordinary Shares Underlying Options and Warrants	42,765,221	4,276,523	2,138,262	1,425,508
Ordinary Shares Authorized and Unreserved	156,691,907	15,669,189	7,834,594	5,223,062

The Reverse Stock Split will not change the terms of our ordinary shares. The shares of new ordinary shares will have the same voting rights and rights to dividends and distributions and will be identical in all respects to the ordinary shares now authorized. The ordinary shares issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will continue to be subject to the periodic reporting requirements of the Exchange Act.

Accounting Matters

The Reverse Stock Split will increase the par value of our ordinary shares in proportion to the ratio of the Reverse Stock Split, as determined by our Board of Directors. As a result, on the effective date of the Reverse Stock Split, the number of authorized ordinary shares would be reduced proportionate to the ratio of the Reverse Stock Split, as determined by our Board of Directors; however, the stated capital on our balance sheet attributable to the ordinary shares will not be affected. The per share net loss and net book value of our ordinary shares will be retroactively increased for each period because there will be fewer our ordinary shares outstanding.

Effect on Authorized but Unissued Shares

The Reverse Stock Split will have the effect of reducing the number of our authorized and unissued ordinary shares in proportion to the ratio of the Reverse Stock Split, as determined by our Board of Directors. See the table above under the caption “Principal Effects of the Reverse Stock Split” that shows the number of unreserved ordinary shares that would be available for issuance at various Reverse Stock Split ratios.

Our Board believes that we will need to raise additional capital in the ordinary course of business. In addition, we may issue shares to acquire other companies or assets or engage in business combination transactions. As of the date of this Proxy Statement, we have no specific plans, arrangements or understandings, whether written or oral, with respect to the increase in shares available for issuance as a result of the Reverse Stock Split.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, you should consider the following risks associated with the implementation of the Reverse Stock Split:

•	Although we expect that the Reverse Stock Split will result in an increase in the market price of our ordinary shares, we cannot assure you that the Reverse Stock Split, if implemented, will increase the market price of our ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price. The effect the Reverse Stock Split may have upon the market price of our ordinary shares cannot be predicted with any certainty, and the history of similar Reverse Stock Splits for companies in similar circumstances to ours is varied. The market price of our ordinary shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of our ordinary shares after the proposed Reverse Stock Split may be lower than the total market capitalization before the proposed Reverse Stock Split and, in the future, the market price of our ordinary shares following the Reverse Stock Split may not exceed or remain higher than the market price prior to the proposed Reverse Stock Split.

•	The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 our ordinary shares on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

•	While our Board believes that a higher share price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our ordinary shares may not necessarily improve.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Reverse Stock Split is approved by our shareholders, the Reverse Stock Split would become effective at such time prior to the one-year anniversary of this Annual Meeting as determined by our Board to be in the best interests of the Company and its shareholders. Even if the Reverse Stock Split is approved by our shareholders, our Board has discretion not to carry out or to delay in carrying out the Reverse Stock Split.

As soon as practicable after the effective time of the Reverse Stock Split, shareholders will be notified that the Reverse Stock Split has been effected. If you hold ordinary shares in a book-entry or Direct Registration (DRS), your post-split our ordinary shares will be automatically credited electronically in book-entry or Direct Registration (DRS) form.

Some shareholders hold their ordinary shares in certificate form or a combination of certificate and book-entry form. Our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if applicable. If you are a shareholder holding shares in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective time of the Reverse Stock Split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-Reverse Stock Split ordinary shares for a statement of holding. When you submit your certificate representing the pre-Reverse Stock Split ordinary shares, your post-Reverse Stock Split ordinary shares will be held electronically in book-entry form or in the Direct Registration System, as applicable. This means that, instead of receiving a new share certificate, you will receive a statement of holding that indicates the number of post-Reverse Stock Split shares shares you own in book-entry form. We will no longer issue physical share certificates unless you make a specific request for a share certificate representing your post-Reverse Stock Split ownership interest.

Shareholders should not destroy any share certificate(s) and should not submit any certificate(s) until requested to do so.

Beginning on the effective time of the Reverse Stock Split, each certificate representing pre-Reverse Stock Split shares will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split shares.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Instead, we will issue one full share of the post-Reverse Stock Split ordinary shares to any shareholder who would have been entitled to receive a fractional share as a result of the process. Each ordinary sharesholder will hold the same percentage of the outstanding ordinary shares immediately following the Reverse Stock Split as that shareholder did immediately prior to the Reverse Stock Split, except for minor adjustment due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.

U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split to the holders of our ordinary shares. It addresses only shareholders who hold our ordinary shares as capital assets. It does not purport to be complete, does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, does not address U.S. federal estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income and does not address shareholders subject to special rules, including without limitation financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign shareholders, shareholders who hold their pre-Reverse Stock Split shares as part of a straddle, hedge or conversion transaction, and shareholders who acquired their pre-Reverse Stock Split shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this summary does not consider or discuss the tax treatment of partnerships or other pass-through entities or persons that hold our shares through such entities.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings, and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. It does not address tax considerations under state, local, foreign and other laws. This summary is for general information purposes only, and the tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Stock Split.

The Reverse Stock Split is intended to constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes. Assuming that such treatment is correct, the Reverse Stock Split generally will not result in the recognition of gain or loss for U.S. federal income tax purposes, except potentially with respect to any additional fractions of a share of our ordinary shares received as a result of the rounding up of any fractional shares that otherwise would be issued, as discussed below. Subject to the following discussion regarding a shareholder’s receipt of a whole share of our ordinary shares in lieu of a fractional share, the adjusted basis of the new ordinary shares will be the same as the adjusted basis of the ordinary shares exchanged for such new shares. The holding period of the new, post-Reverse Stock Split shares of the ordinary shares resulting from implementation of the Reverse Stock Split will include the shareholder’s respective holding periods for the pre-Reverse Stock Split shares. Shareholders who acquired their our ordinary shares on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis of such shares. Additional information about the effects of the Reverse Stock Split on the basis of holders of our ordinary shares will be included in Internal Revenue Service Form 8937, Report of Organizational Actions Affecting Basis of Securities, which we will post to our website on or before the 45th day following the effective date of the Reverse Stock Split, if effected.

As described above in “Fractional Shares,” no fractional our ordinary shares will be issued as a result of the Reverse Stock Split. Instead, we will issue one (1) full share of the post-Reverse Stock Split ordinary shares to any shareholder who would have been entitled to receive a fractional share as a result of the process. The U.S. federal income tax consequences of the receipt of such additional fraction of a share of our ordinary shares are not clear. A shareholder who receives one (1) whole share of our ordinary shares in lieu of a fractional share may recognize income or gain in an amount not to exceed the excess of the fair market value of such share over the fair market value of the fractional share to which such shareholder was otherwise entitled. We are not making any representation as to whether the receipt of one (1) whole share in lieu of a fractional share will result in income or gain to any shareholder, and shareholders are urged to consult their own tax advisors as to the possible tax consequences of receiving a whole share in lieu of a fractional share in the Reverse Stock Split.

We have not sought, and will not seek, any ruling from the Internal Revenue Service or an opinion of tax counsel with respect to the matters discussed herein. The foregoing views are not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. The state and local tax consequences of a Reverse Stock Split may vary significantly as to each holder of our ordinary shares, depending upon the state in which such holder resides or does business. Accordingly, each shareholder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the Reverse Stock Split.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR
AMENDMENT AND RESTATEMENT OF THE MEMORANDUM OF ASSOCIATION

(ITEM 4 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Company’s Memorandum of Association will become effective upon the time at which the Reverse Stock Split is implemented by the Board of Directors. The result of this Proposal 4 will not affect the power of the Board of Directors to implement to the Reverse Stock Split, if Proposal 3 is approved.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE
AMENDMENT AND RESTATEMENT OF ARTICLE 38 OF THE ARTICLES OF ASSOCIATION

(ITEM 5 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 38 with the following:

“Subject to the provisions of the Act and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.”

Purpose

The amendment and restatement of Article 38 is to provide the Company and the Board more flexibility in relation to purchasing its own shares.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX
AMENDMENT AND RESTATEMENT OF ARTICLE 48 OF THE ARTICLES OF ASSOCIATION

(ITEM 6 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 48 with the following:

“At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.”

Purpose

The amendment and restatement of Article 48 is to provide the Company and the Board more flexibility in relation to general meeting procedures and, in particular, would enable the chairman of a general meeting or the Board to demand that voting be conducted by way of poll voting.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN
AMENDMENT AND RESTATEMENT OF ARTICLE 63 OF THE ARTICLES OF ASSOCIATION

(ITEM 7 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 63 with the following:

“The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.”

Purpose

The amendment and restatement of Article 63 is to provide the Company and the Board more flexibility regarding renumeration of Directors.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT
AMENDMENT AND RESTATEMENT OF ARTICLE 75 OF THE ARTICLES OF ASSOCIATION

(ITEM 8 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 75 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.”

Purpose

The amendment and restatement of Article 75 is to provide the Company and the Board more flexibility in corporate govenance.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL NINE
AMENDMENT AND RESTATEMENT OF ARTICLE 76 OF THE ARTICLES OF ASSOCIATION

(ITEM 9 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 76 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.”

Purpose

The amendment and restatement of Article 76 is to provide the Company and the Board more flexibility in corporate govenance.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TEN
AMENDMENT AND RESTATEMENT OF ARTICLE 90 OF OF THE ARTICLES OF ASSOCIATION

(ITEM 10 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 90 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.”

Purpose

The amendment and restatement of Article 90 is to provide the Company and the Board more flexibility in declaring dividends.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL ELEVEN
AMENDMENT AND RESTATEMENT OF DEFINITION OF ORDINARY RESOLUTION AND SPECIAL RESOLUTION IN THE ARTICLES OF ASSOCIATION

(ITEM 11 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace the definitions of “Ordinary Resolution” and “Special Resolution” with the following:

“Ordinary Resolution. A resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting.

Special Resolution. A resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act.”

Purpose

The amendment and restatement of the definitions of “Ordinary Resolution” and “Special Resolution” in the Company’s Articles of Association is to provide the Company and the Board more flexibility in corporate govenance.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWELVE
AMENDMENT AND RESTATEMENT OF REFERENCES TO THE

LAW IN THE ARTICLES OF ASSOCIATION

(ITEM 12 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace all references to “the Law” with references with to “the Act”.

Purpose

The amendment and restatement the Company’s Articles of Association to replace all references to “the Law” with references with to “the Act” is to correct inconsistency in the Articles of Association.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THIRTEEN
ADJOURNMENT OF THE ANNUAL GENERAL MEETING

(ITEM 13 ON THE PROXY CARD)

General

In the event that the number of ordinary shares present or represented by proxy at the Annual Meeting and voting “FOR” the adoption of any one or more of the foregoing proposals are insufficient to approve any such proposal, we may move to adjourn the Annual Meeting in order to enable us to solicit additional proxies in favor of the adoption of any such proposal. In that event, we will ask shareholders to vote only upon the adjournment proposal only and not on any other proposal discussed in this proxy statement. If the adjournment is for ten (10) days or more, a notice of the adjourned meeting shall be given to each shareholder of record as of close of business on the Record Date.

For the avoidance of doubt, any proxy authorizing the adjournment of the Annual Meeting shall also authorize successive adjournments thereof, at any meeting so adjourned, to the extent necessary for us to solicit additional proxies in favor of the adoption of any such proposal.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker-non votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the proxy statement has agreed to serve as a directors, if re-appointed. If for some unforeseen reason a nominee becomes unwilling or unable to serve, the Board may appoint an alternative nominee to fill the vacancy .

How are directors compensated?

All directors hold office until the next annual general meeting at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled to receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, all directors are entitled to receive compensation for their actual travel expenses for each board meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors. In addition, our employee director Mr. Lucas Wang receives compensation for his service as Chief Executive Officer of the Company. Mr. Wang has not received and will not receive compensation as directors of the Company. We have agreed to pay our independent directors an annual cash compensation from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by shareholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the shareholders at the annual general meeting.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Company at 375 Park Ave, Fl 1502, New York, NY 10152 or by email to ir@bitorign.io:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

Bit Origin Ltd

375 Park Ave, Fl 1502

New York, NY 10152

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://bitorigin.io/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2022?

Our Board met and acted twenty-nine times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2022. Our Board has an Audit Committee, a Compensation Committee, and a Nomination Committee. The Audit Committee met and acted three times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2022. The Compensation Committee met and acted two times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2022. The Nomination Committee met and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2022. The Board invites, but does not require, directors to attend the annual general meeting.

What are the committees of the Board?

The Board of Directors had standing Audit, Nominating, and Compensation committees. The members of each of the Committees and their principal functions are shown below.

Audit Committee

The members of the Audit Committee are:

Mr. Xiaping Cao

Mr. K. Bryce Toussaint (Chair)

Mr. Scott Silverman

The Audit Committee met and acted three times by unanimous written consent in lieu of a meeting during the year ended June 30, 2022. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. In carrying out its responsibility, the Audit Committee’s will be responsible for, among other things:

1.	Appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;.

2.	Reviewing with the independent auditors any audit problems or difficulties and management’s response;

3.	Discussing the annual audited financial statements with management and the independent auditors;

4.	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

5.	Reviewing and approving all proposed related party transactions;

6.	Meeting separately and periodically with management and the independent auditors; and

7.	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The members of the Compensation Committee were:

Mr. Xiaping Cao (Chair)

Mr. K. Bryce Toussaint

Mr. Scott Silverman

The Compensation Committee met and acted two times by unanimous written consent in lieu of a meeting during the year ended June 30, 2022. The Compensation Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

1.	Reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

2.	Reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

3.	Reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

4.	Selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

The members of the Nomination Committee are:

Mr. Xiaping Cao (Chair)

Mr. K. Bryce Toussaint

Mr. Scott Silverman

The Nomination Committee met and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2022. The Nomination Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nominating Committee will be responsible for, among other things:

1.	Selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

2.	Reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

3.	Making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

4.	Advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, Bit Origin Ltd, 375 Park Ave, Fl 1502, New York, NY 10152. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — EXECUTIVE OFFICERS

The following table provides information regarding our executive officers as of the date of this proxy statement:

Name	Age	Position(s)
Lucas Wang	39	Chairman of the Board and Chief Executive Officer
Jiaming Li	34	President
Jinghai Jiang	43	Chief Operating Officer
Xia Wang	37	Chief Financial Officer

For information of Lucas Wang, see the section “Proposal One: Re-Appointment of Directors” elsewhere in this proxy statement.

Jiaming Li

President

Age — 34

Dr. Jiaming Li is the founder of a crypto mining fund management company, MineOne Partners Limited. Before jumping into the crypto world, he was a partner of TCC Capital, and previously served as the CEO of the Asset Management Center of Sinatay Insurance Co., Ltd, there he managed USD $11.6 billion in assets, focusing on fixed income, equity/debt investment and real estate. He was also the lead of Silverbirch Hotel & Resorts acquisition valued in USD $1.2 billion. Dr. Jiaming Li is a Ph.D. in Economics and Finance from Fordham University in New York, and a postdoctoral fellow from Peking University in China.

Jinghai Jiang

Chief Operating Officer

Age — 43

Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community "Big Cabbage Blockchain" and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000.

Xia Wang

Chief Financial Officer

Age — 37

Ms. Xia Wang has been our Chief Financial Officer since January 23, 2018. However, Ms. Wang has been working at Chongqing Penglin Food Co., Ltd., a company contractually controlled by the company, in the accounting department since 2008 after she acquired her bachelor’s degree in environmental science major from Chongqing University of Arts and Science. Ms. Wang started as a clerk at Chongqing Penglin Food Co., Ltd. from 2008 to 2010. She then worked as assistant accountant from 2010 to 2011. She was promoted to accounting supervisor in 2011, and was appointed as CFO in 2014. She oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc.

EXECUTIVE COMPENSATION

Director Compensation

All directors hold office until the next annual general meeting at which they are re-elected and until their successors have been duly elected and qualified. Employee directors are entitled to receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, all directors are entitled to receive compensation for their actual travel expenses for each board meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors.

In addition, our employee director Mr. Lucas Wang receives compensation for his service as Chief Executive Officer of the Company. Mr. Wang has not received and will not receive compensation as directors of the Company.

We have agreed to pay our independent directors an annual cash compensation from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2022 and 2021.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)		All Other Compensation ($)	Total ($)
Lucas Wang	2022	$240,000	—	540,379	(2)	—	$780,379
Chief Executive Officer	2021	$—	—	—		—	$—
Jiaming Li	2022	$240,000	—	405,284	(3)	—	$645,284
President	2021	$—	—	—		—	$—
Jinghai Jiang	2022	$50,000	—	—		—	$50,000
Chief Operating Officer	2021	$—	—	—		—	$—
Xia Wang	2022	$80,000	—	—		—	$80,000
Chief Financial Officer	2021	$80,000	—	200,000	(4)	—	$280,000

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to the Company and its subsidiaries.

(2)	Pursuant to the employment agreement with Lucas Wang, the Company agreed to issue to Lucas Wang a total of 1,896,066 ordinary shares of the company, valued at $0.855 per share, with 632,022 ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025.

(3)	Pursuant to the employment agreement with Jiaming Li, the Company agreed to issue to Jiaming Li a total of 1,422,049 ordinary shares of the company, valued at $0.855 per share, with 474,016 ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025.

(4)	Pursuant to the employment agreement with Xia Wang, the Company issued to Xia Wang a total of 200,000 ordinary shares of the company, valued at $1.00 per share.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Lucas Wang, Jiaming Li, Jinghai Jiang and Xia Wang.

Lucas Wang

We entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,896,066 ordinary shares, vesting over the terms of the employment agreement.

Jiaming Li

We entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,422,049 ordinary shares, vesting over the terms of the employment agreement.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective from December 13, 2021 to December 12, 2024, with an annual compensation of $50,000.

Xia Wang

During the fiscal year ended June 30, 2019, we had an employment agreement with Xia Wang for the position of Chief Financial Officer with an annual compensation of $80,000. On July 31, 2020, the Company entered into an employment agreement to replace the previous offer letter. According to the employment agreement, the Company shall issue to Ms. Wang an annual compensation in the form of 200,000 ordinary shares of the Company, valued at $1.00 per share. In September 2020, the Company issued 200,000 ordinary shares pursuant to the employment agreement. The employment agreement has a term of three years.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2022 and 2021 was $150,000 and $240,000. Prager Metis’ fee for the fiscal year ended June 30, 2020 was $270,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC or Prager Metis for the fiscal years ended June 30, 2022, 2021 or 2020.

Tax Fees

There was no tax service fees incurred from WWC or Prager Metis for the fiscal years ended June 30, 2022, 2021 or 2020.

All Other Fees

There were no other services fees incurred from WWC in fiscal year ended June 30, 2022 or 20201. There was no other services fees incurred from Prager Metis in fiscal year ended June 30, 2020.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this proxy statement by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 300,000,000 ordinary shares of $0.01 par value per share. The number and percentage of ordinary shares beneficially owned are based on 100,542,872 ordinary shares issued and outstanding as of April 10, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this proxy statement are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

	Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Lucas Wang, Chairman of the Board and Chief Executive Officer (1)	632,022	0.63%
Jiaming Li, President	474,016	0.47%
Jinghai Jiang, Chief Operating Officer	—	0%
Erick W. Rengifo, Chief Strategy Officer and Director	—	0%
Xia Wang, Chief Financial Officer	—	0%
Xiaping Cao, Director	—	0%
K. Bryce Toussaint, Director	—	0%
Scott Silverman, Director	—	0%
All directors and executive officers as a group (8 persons)	1,106,038	1.10%

5% Beneficial Owners:
China Meitai Food Co., Ltd. (1)	8,710,000	8.66%
About Offshore Limited (2)	8,685,574	8.64%

(1)	China Meitai Food Co., Ltd., a British Virgin Islands company, holds 8,710,000 ordinary shares of the Company. Zeshu Dai is deemed the beneficial owner of 8,710,000 shares held by China Meitai Food Co., Ltd. Zeshu Dai also directly holds 290,000 ordinary shares of the Company.

(2)	About Offshore Limited, a British Virgin Islands company, holds 8,685,574 ordinary shares of the Company. Huaili Zhang is the sole director and shareholder of About Offshore Limited and is deemed the beneficial owner of the 8,685,574 ordinary shares held by About Offshore Limited.

GENERAL

Availability of Annual Report to Shareholders

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 (the “2022 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2022 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Lucas Wang as follows:

Email: ir@bitorigin.io

Mail: 375 Park Ave, Fl 1502

New York, NY 10152

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing no later than September 30, 2023. All written proposals should be submitted to: Bit Origin Ltd, 375 Park Ave, Fl 1502, New York, NY 10152 or by email to ir@bitorigin.io.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this proxy statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & proxy statement and the Annual Report are available at http://bitorigin.io/.

ControlNumber:	NumberofShares:	RegisteredShareholder:

BIT ORIGIN LTD

375 Park Ave, Fl 1502

New York, NY 10152

PROXY

Solicited on Behalf of the Board of Directors for the 2023 Annual General Meeting on May 18, 2023

The undersigned hereby appoints Jiaming Li as the proxy with full power of substitution, to represent and to vote on behalf of the undersigned as set forth herein all the ordinary shares of Bit Origin Ltd which the undersigned is entitled to vote at the 2023 Annual General Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” Item 1, (ii) “FOR” Item 2, (iii) “FOR” Item 3, (iv) “FOR” Item 4, (v) “FOR” Item 5 , (vi) “FOR” Item 6, (vii) “FOR” Item 7,  (viii) “FOR” Item 8,  (ix) “FOR” Item 9,  (x) “FOR” Item 10,  (xi) “FOR” Item 11,  (xii) “FOR” Item 12 and (xiii) “FOR” Item 13.

Item 1	By an ordinary resolution, to approve the re-appointment of four directors, Mr. Lucas Wang, Mr. K. Bryce Toussaint, Mr. Scott Silverman, and Mr. Xiaping Cao, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 2	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 3	By an ordinary resolution, to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-30, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Annual Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 4	By a special resolution, to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 5

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 38 with the following:

“Subject to the provisions of the Act and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 6

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 48 with the following:

“At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 7

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 63 with the following:

“The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 8

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 75 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 9

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 76 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 10

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 90 with the following:

“The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 11

By a special resolution, to amend and restate the Company’s Articles of Association to replace the definitions of “Ordinary Resolution” and “Special Resolution” with the following:

“Ordinary Resolution. A resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting.

Special Resolution. A resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act.”

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 12	By a special resolution, to amend and restate the Company’s Articles of Association to replace all references to “the Law” with references with to “the Act”.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 13	By an ordinary resolution, to adjourn the Annual Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Annual Meeting to approve the proposals described above.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:

___________________________________________, 2023

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/BTOG/ at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/BTOG/